Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 2 DATED MAY 10, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 2 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares. The purpose of this supplement is to disclose the following update:

Our Portfolio

The following disclosure adds a new sub-section entitled “Vektek Holdings” under the section “Our Portfolio” which appears on page 102 of the Prospectus.

Vektek Holdings

Overview. On May 6, 2022, we, through our wholly-owned subsidiary, Vektek Strategic Capital EquityCo, LLC acquired an approximately 84% indirect equity ownership interest in Vektek Holdings, LLC (“Vektek”). Our total investment of $81.3 million in Vektek is comprised of an indirect common equity interest investment of approximately $56.9 million and a concurrent debt investment of approximately $24.4 million made through our wholly-owned subsidiary, Vektek Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by Vektek. At the closing of the transaction, substantially all of the remaining Vektek equity is owned by certain of the pre-closing members of Vektek.

Company Overview. Founded in 1974 and headquartered in St. Joseph, MO, Vektek designs, engineers and manufactures automated workholding solutions for CNC (Computer Numerical Control) machining. A market leader in high-pressure hydraulic clamps, Vektek products are essential to machine automation, tight tolerance machining and user production throughput. Vektek serves domestic and international machining customers in end markets including general industrial, automotive, agriculture, medical devices, technology and aerospace.

Investment Highlights. Vektek is a leading hydraulic clamp manufacturer. Vektek’s innovative and durable hydraulic clamping solutions, technical expertise, and domestic production differentiate the business from its competitors. Additionally, Vektek sells highly customized products directly to end customers as well as through multi-step channel partners. Vektek’s products serve a large installed base, are low cost and a minimal component of the customers’ engineering spend and we believe have potential to result in meaningful return on investment for customers and strong performance for Vektek. We also believe that Vektek has an established and diversified supply chain infrastructure. Based on our due diligence and industry analysis, we believe the increased demand for industrial automation in CNC machining provide strong secular tailwinds for Vektek’s growth. Vektek’s revenue has grown at an approximately 4.5% compound annual growth rate from the year ended December 31, 2006 to December 31, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Vektek: (i) further existing customer penetration driven by product adoption/automation, new customer wins and Vektek’s sales and marketing expansion initiatives, (ii) further end-market diversification, (iii) accretive acquisitions and (iv) new product development.

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